UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER
000-26983

FORM 12b-25

CUSIP NUMBER
26784 W 10 6

NOTIFICATION OF LATE FILING
(check one)

/ /	FORM 10-K	/ /	FORM 20-F	/ /	FORM-11K	/ /	FORM 10-Q	/ /	FORM N-SAR

For period Ended:

/ /	Transition Report on Form 10-K	/ /	Transition Report on Form 10-Q
/X/	Transition Report on Form 20-F	/ /	Transition Report on Form N-SAR
/ /	Transition Report on Form 11-K

For the Transition Period Ended: December 31, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

Part I - REGISTRANT INFORMATION

Dynamic Digital Depth Inc.
(Full Name of Registrant)

2120 Colorada Avenue, Suite 100 (Address of Principal Executive Office)	Santa Monica, California 90404-3504 (City, Sales and Zip Code)

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

/X/        (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/        (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /        (c)   The Accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant and its auditors have completed the Registrant's financial statements prepared in accordance with Canadian generally accepted accounting principles for the six month transition period ended December 31, 2000 and the comparable six month period of 1999 (the "Canadian Financial Statements"). However, the Securities and Exchange Commission requires that the financial statements furnished in a Transition Report on Form 20-F include a discussion of the material variations in the accounting principles, practices and methods used in preparing the Canadian Financial Statements from the accounting principles, practices and methods generally accepted in the United States (the "U.S. GAAP Reconciliation"). Due to the late date on which the Canadian Financial Statements were completed it was not possible to get the U.S. GAAP Reconciliation completed without unreasonable effort and expense prior to the due date for the filing of the Transition Report.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

          Mark N. Schwartz           (310) 566-3340

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          /X/  Yes  /  / No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          /  /  Yes  /X/ No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. This explanation is as follows:

N/A

Dynamic Digital Depth Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2001	By:Mark N. Schwartz Mark N. Schwartz Chief Financial Officer and &Chief Accounting Officer